Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

AVI BioPharma, Inc.

We consent to the use of our reports dated March 15, 2006, with respect to the balance sheets of AVI BioPharma, Inc. as of December 31, 2005 and 2004, and the related statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, and the effectiveness of internal control over financial reporting as of December 31, 2005, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus,

/s/ KPMG LLP

Portland, Oregon

October 26, 2006